Explanatory Note

This filing under Rule 424(b)(5) is being made solely to reflect the payment of the registration fee with respect to 2,667,580 shares of common stock issuable upon the exercise of the underwriters’ over-allotment option. Nucor Corporation previously wired to its account with the Securities and Exchange Commission funds sufficient to cover the full $83,611 registration fee for 28,750,000 shares of common stock offered by this prospectus supplement, which reflects the total number of shares offered, including those subject to the over-allotment option. Of these funds, $72,705 was credited with respect to the offering on May 27, 2008.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $0.40 par value per share	27,667,580	$74.00	$2,047,400,920	$7,758	(1)

(1) Calculated in accordance with Rule 457(r) under the Securities Act of 1933 (the “Securities Act”). $72,705 was credited with respect to the offering on May 27, 2008.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-147657

PROSPECTUS SUPPLEMENT

(To prospectus dated November 28, 2007)

25,000,000 Shares

Common Shares

We are selling 25,000,000 shares of our common stock. We have granted the underwriters an option to purchase up to 3,750,000 additional shares of our common stock to cover over-allotments.

Our shares of common stock are listed on the New York Stock Exchange under the symbol “NUE.” On May 22, 2008, the closing price for our shares of common stock on the New York Stock Exchange was $74.49 per share.

Investing in these securities involves risks. See risks described herein and those described as risk factors in Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 as they may be amended, updated and modified periodically in our reports filed with the Securities and Exchange Commission.

	Per Share	Total
Public Offering Price	$74.00	$1,850,000,000
Underwriting Discount	$2.22	$55,500,000
Proceeds to Nucor Corporation (before expenses)	$71.78	$1,794,500,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about May 29, 2008 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

Banc of America Securities LLC	Citi	JPMorgan

Senior Co-Manager

Wachovia Securities

Co-Managing Underwriters

PNC Capital Markets LLC

U.S. Bancorp Investments, Inc.

BNY Mellon Capital Markets, LLC

CIBC World Markets

The Williams Capital Group, L.P.

The date of this prospectus supplement is May 22, 2008.

Prospectus Supplement

Prospectus

About This Prospectus	2
Cautionary Statement Regarding Forward-Looking Statements	2
The Company	4
Use of Proceeds	4
Ratio of Earnings to Fixed Charges	4
Description of Our Debt Securities	5
Description of Our Common Stock	14
Description of Our Preferred Stock	17
Plan of Distribution	18
Legal Matters	19
Experts	19
Where You Can Find More Information	20
Incorporation of Information Filed with the SEC	20

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first is this prospectus supplement, which describes the specific terms of this offering and matters relating to us and our financial performance and condition. The second part, the accompanying prospectus dated November 28, 2007, gives more general information, some of which does not apply to this offering.

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. In various places in this prospectus supplement and the accompanying prospectus, we refer you to sections of other documents for additional information by indicating the caption heading of the other sections. All cross-references in this prospectus supplement are to captions contained in this prospectus supplement and not in the accompanying prospectus, unless otherwise indicated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Statements containing words such as “expects,” “plans,” “strategy,” “projects,” “believes,” “opportunity,” “anticipates,” “desires,” and similar expressions are intended to highlight or indicate “forward-looking statements.” Although we believe that the expectations, opinions, projections, and comments reflected in our forward-looking statements reflect our best judgment based on current information, and although we base these statements on circumstances that we believe to be reasonable when made, we can give no assurance that future events will not affect the accuracy of such forward-looking information. As such, the forward-looking statements are not guarantees of future performance, and actual results may vary materially from the results and expectations discussed. Factors that might cause the actual results to differ materially from those anticipated in forward-looking statements include, but are not limited to: (i) the sensitivity of the results of our operations to volatility in steel prices and the changes in the supply and cost of raw materials, including scrap steel; (ii) availability and cost of electricity and natural gas; (iii) market demand for steel products, which, in the case of many of our products, is driven by the level of non-residential construction activity in the U.S.; (iv) competitive pressure on sales and pricing, including pressure from imports and substitute materials; (v) uncertainties surrounding the global economy, including excess world capacity for steel production and fluctuations in currency conversion rates; (vi) U.S. and foreign trade policy affecting steel imports or exports; (vii) significant changes in government regulations affecting environmental compliance; (viii) the cyclical nature of the steel industry; (ix) capital investments and their impact on our performance; and (x) our safety performance. Additional information regarding the risks and uncertainties which may affect our business operations and financial performance can be found in our filings with the SEC.

You should carefully read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in their entirety. They contain information that you should consider when making your investment decision.

You should rely only on the information contained or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person, including any dealer, salesperson or other individual, to provide you with different information or to make any representations other than those contained in this prospectus supplement and the accompanying prospectus. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement and the accompanying prospectus nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of our company since the date hereof or that the information contained herein or therein is correct as of any time subsequent to the date hereof.

Except as otherwise indicated, all references in this prospectus to “Nucor”, “the company”, “we” and “our” refer to Nucor Corporation and its consolidated subsidiaries.

SUMMARY

This summary may not contain all of the information that may be important to you. You should read the entire prospectus supplement and the accompanying prospectus, as well as the documents incorporated by reference into this prospectus supplement and the accompanying prospectus, before making an investment decision.

The Company

Nucor and its affiliates are manufacturers of steel products, with operating facilities primarily in the U.S. and Canada. Products produced include: carbon and alloy steel – in bars, beams, sheet and plate; steel joists and joist girders; steel deck; fabricated concrete reinforcing steel; cold finished steel; steel fasteners; metal building systems; light gauge steel framing; steel grating and expanded metal; and wire and wire mesh. Nucor, through The David J. Joseph Company, also operates over 30 scrap processing facilities with capacity to process 3.5 million tons of ferrous scrap annually, brokers over 20 million additional tons of metal scrap, pig iron and HBI/DRI annually and supplies ferro-alloys. Nucor is North America’s largest recycler.

During the last five years, our sales have increased over 245% from $4.80 billion in 2002 to $16.59 billion in 2007. During the same period, our average sales price per ton more than doubled from $357 to $723, and our total tons sold to external customers increased 71% from 13.4 million to 22.9 million. Net income increased from $64.8 million in 2003 to $1.47 billion in 2007, and diluted earnings per share increased from $0.21 in 2003 to $4.94 in 2007.

We have increased our base cash dividend every year since we began paying dividends in 1973. We began paying supplemental dividends in 2005. In 2007, our board of directors increased our base dividend and approved a supplemental dividend based on our strong performance. We paid total dividends of $2.43 per share in 2007 compared with total dividends of $1.88 per share in 2006. In February 2008, our board approved a 7% increase in our quarterly base dividend to $0.32 per share and announced a supplemental dividend of $0.20 per share for a total quarterly dividend of $0.52 per share.

Competitive Strengths

We are among the most diversified steel producers in the world, with leadership positions across numerous products and end markets. We believe we are the largest U.S. producer of structural and bar steel as well as joists, deck and cold finished bar steel products and are among the largest U.S. producers of fabricated rebar, plate steel and metal buildings. Our products are used in numerous domestic end markets including non- residential construction, infrastructure, agricultural and heavy equipment, consumer goods, energy and transportation. As our products have become increasingly cost competitive as compared to international steel producers, we have also selectively exported products and expanded our customer base.

We believe we are among the most technologically innovative steel producers in the world. We focus on exploiting new technologies to improve our production speed, quality and cost. We were the first steel producer to commercialize thin-slab casting —a technology that integrates slab production and sheet and strip rolling. We are also exploiting our Castrip® technology (direct strip casting of carbon sheet steel) at two facilities in the United States.

Our executive officers have on average more than 25 years experience with Nucor. We emphasize the value of teamwork and the importance of safety and accountability in every aspect of our business. Our simple, streamlined organizational structure allows our employees to make decisions quickly and to be innovative. Our division general managers and their staff make most day-to-day operating decisions in their respective facilities. We have only approximately 80 employees in our executive offices, which are located at 1915 Rexford Road, Charlotte NC 28211.

Growth and Raw Materials Strategies

Since 2000, we have been implementing a multi-pronged growth strategy to strengthen our position as one of North America’s most diversified steel and steel products manufacturers. The strategy includes optimizing our existing operations, pursuing strategic acquisitions to expand the production capacity of our mills and to increase our ownership of downstream businesses, and continuing our traditional greenfield growth employing new technologies. We closed on more than $1.5 billion in acquisitions during 2007. Over the next three years, we may invest over $2 billion in greenfield expansions of our production capacity (see “Recent Developments”).

We are also committed to growing internationally and are currently exploring numerous opportunities to do so by partnering with established leaders in attractive international markets. So far in 2008, we have announced two international joint venture investments (see “Recent Developments”).

We have also made significant progress in implementing our strategy to control a larger portion of our raw materials stream. Our goal is to control six to seven million tons per year of high-quality ferrous scrap substitutes, or approximately one-third of our current metallics usage, as a hedge against the volatility in the price of metallics we use in our steel mills. We recently acquired The David J. Joseph Company (“DJJ”), our long-time supplier of ferrous scrap. DJJ operates over 30 scrap processing facilities with capacity to process 3.5 million tons of ferrous scrap annually and brokers over 20 million additional tons of scrap annually. DJJ also sources scrap, pig iron and scrap substitutes internationally. DJJ provides a platform that we have already begun using to expand our ownership in the steel scrap supply chain. So far in 2008, we have closed on more than $1.5 billion in scrap supply chain acquisitions.

Business Segments

Nucor’s operations are categorized into the following three business segments: Steel Mills, Steel Products and Raw Materials.

Steel Mills. Our steel mills segment includes eleven bar mills, four sheet mills, two structural mills and two plate mills. Recycled steel scrap and other metallics are melted in electric arc furnaces at these mills and poured into continuous casting systems. Rolling mills convert the billets, blooms and slabs into rebar, angles, rounds, channels, flats, sheet, beams, plate and other products. We sold approximately 92% of the production from these mills in 2007 to external customers and used the balance in our downstream businesses. The external customers are primarily manufacturers, steel service centers and fabricators.

Steel Products. We manufacture a wide variety of steel products in this business segment, including steel joists, joist girders and steel decking, which are used extensively as part of the roof and floor support systems in manufacturing, commercial and institutional buildings. Steel products also includes reinforcing products essential to concrete construction, steel mesh, steel grating, and a wide array of fasteners that are used in a broad range of markets. We also produce metal buildings and components as well as load bearing, light gauge steel framing systems for the commercial and residential construction markets. We are the largest producer of cold finish bars in North America. Cold finish bars are used extensively for shafting and precision machined parts by our customers to manufacture a wide range of finished products.

Raw Materials. The raw materials segment includes DJJ; a Nucor facility located in Trinidad that produces direct reduced iron used by Nucor’s steel mills; and a joint venture in Australia that employs HIsmelt® technology to convert iron ore fines and coal fines to liquid metal.

Recent Developments

Agreement with Duferco Group

On May 12, 2008, we executed an agreement to acquire 50% of the equity of Duferdofin-Nucor S.r.l. The remaining 50% will be held by Duferco Italia Holding S.p.A. Duferdofin-Nucor will operate four long product manufacturing facilities and two distribution companies in Italy and will distribute beams and long products in Europe and North Africa. Nucor will pay €423.5 million (approximately $658 million), subject to post-closing adjustment, for its 50% stake in the company. The transaction is expected to close during the third quarter of 2008.

Memorandum of Understanding with Sidenor S.A.

On May 8, 2008, we signed a memorandum of understanding with Sidenor S.A. to acquire a 34% interest in a new joint venture company to be created to produce and distribute long steel products and plate steel in the Balkans, Turkey, Cyprus and North Africa. The new joint venture company will include Sidenor’s entire steelmaking and related operations with the exception of Corinth Pipe Works. Execution of a definitive agreement is dependent on satisfactory completion of due diligence and the receipt of regulatory approvals and approval of the agreement by the boards of directors of Nucor and Sidenor.

Greenfield Pig Iron Production Facility

We announced on May 15, 2008 that we have applied for a permit to build a pig iron production facility in Louisiana. If the permit is issued and Nucor’s board of directors approves both the site and the approximately $2.0 billion investment in the first phase of development, we also would intend to build a new, high capacity port on the Mississippi River capable of handling both ocean-going vessels and barges.

Additional Financing

The Company intends to raise up to $1.0 billion in the debt capital markets in the near term, subject to market conditions.

The Offering

Issuer	Nucor Corporation

Common shares offered	25,000,000 shares

Common shares estimated to be outstanding immediately after this offering	313,559,893 shares

Use of proceeds	We expect the net proceeds from the sale of the common shares offered by this prospectus supplement to be approximately $1,794 million, after deducting underwriting discounts and commissions and estimated offering expenses. We plan to use these proceeds for general corporate purposes, such as capital expenditures, working capital needs, acquisitions and repayment of debt. See “Use of Proceeds.”

New York Stock Exchange symbol	NUE

The amounts above are based on approximately 288,559,893 common shares outstanding as of March 29, 2008 and assume no exercise of outstanding options since that date. The number of common shares expected to be outstanding after this offering excludes:

•	1.5 million common shares that were subject to outstanding stock options at a weighted average exercise price of $20.57 per share as of March 29, 2008;

•	0.9 million common shares of unvested restricted stock awards and restricted stock units awarded as of March 29, 2008; and

•	19.7 million common shares reserved for future grants under our director and employee stock plans as of March 29, 2008.

Unless otherwise indicated, all information in this prospectus supplement assumes no exercise by the underwriters of their right to purchase up to 3,750,000 common shares to cover over-allotments.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $1,794 million, after deducting estimated offering expenses and the underwriters’ discounts and commissions. We plan to use the net proceeds from the sale of the shares of common stock for general corporate purposes, such as capital expenditures, working capital needs, acquisitions and repayment of debt, including commercial paper that matures within 15 days after the date of this prospectus supplement.

We may temporarily invest any proceeds that are not immediately applied to the above purposes in U.S. government or agency obligations, commercial paper, money market funds, taxable and tax-exempt notes and bonds, variable-rate demand obligations, bank certificates of deposit or repurchase agreements collateralized by U.S. government or agency obligations. We may also deposit the proceeds with banks.

CAPITALIZATION

	March 29, 2008
	Actual	As Adjusted
	(Dollars in thousands)
Cash and cash equivalents	$733,995	$2,127,895

Short-term debt, including current portion of long-term debt	187,367	187,367

Long-term debt:
Revolving credit facility (1)	—	—
Commercial paper, 2.865% (2)	400,000	—
Industrial revenue bonds, 2.07% to 3.90%, variable, due from 2009 to 2038	441,600	441,600
Notes, 4.875%, due 2012	350,000	350,000
Notes, 5.00%, due 2012	300,000	300,000
Notes, 5.75%, due 2017	600,000	600,000
Notes, 6.40%, due 2037	400,000	400,000

Total long-term debt	2,491,600	2,091,600

Total debt	2,678,967	2,278,967

Minority interests (3)	287,181	287,181

Stockholders’ equity:
Preferred stock, $4 par value, 250,000 shares authorized, none issued	—	—
Common stock, $0.40 par value, 800,000,000 shares authorized 288,559,893 shares issued and outstanding, historical	149,430
313,559,893 shares issued and outstanding, as adjusted		149,430
Additional paid-in capital	280,981	1,466,231
Accumulated other comprehensive income	186,496	186,496
Retained earnings	6,880,580	6,879,980
Treasury stock	(2,071,793)	(1,462,543)

Total stockholders’ equity	5,425,694	7,219,594

Total capitalization	$8,391,842	$9,785,742

(1)	We have a five-year unsecured revolving credit facility maturing in November 2012 that provides for up to $1 billion in unsecured revolving loans. No borrowings were outstanding under this credit facility as of the date of this prospectus supplement. Subsequent to this offering, we intend to exercise the accordion feature in this credit facility to increase the availability for borrowings to up to $1.3 billion.
(2)	As of the date of this prospectus supplement, we had $600 million of commercial paper outstanding with interest rates between 2.08% and 2.83%, all of which will be repaid with proceeds from this offering.
(3)	The inclusion of minority interests in total capitalization has the effect of increasing our total capitalization. Minority interests represent the 49% interest in Nucor-Yamato Steel Company, the 10% interest in Barker Steel Company, Inc. and the 25% interest in Novosteel S.A. that we do not own.

PRICE RANGE OF COMMON SHARES AND DIVIDENDS

Our shares of common stock are listed on the New York Stock Exchange under the symbol “NUE.”

The following table sets forth the high and low sales prices of the shares of common stock on the New York Stock Exchange and the cash dividends paid per share of common stock during the fiscal quarters indicated, adjusted for stock splits effected during these periods. On May 22, 2008, the closing price for our shares of common stock on the New York Stock Exchange was $74.49 per share.

	High	Low	Cash Dividends Paid Per Share of Common Stock
			Base	Supplemental	Total
2008
Second quarter (through May 22, 2008)	$83.10	$65.89	$0.32	$0.20	$0.52
First quarter	$75.67	$47.72	$0.30	$0.31	$0.61

2007
Fourth quarter	$64.97	$50.11	$0.11	$0.50	$0.61
Third quarter	$64.75	$41.62	$0.11	$0.50	$0.61
Second quarter	$69.93	$56.07	$0.11	$0.50	$0.61
First quarter	$66.99	$53.20	$0.10	$0.50	$0.60

2006
Fourth quarter	$67.55	$47.50	$0.10	$0.50	$0.60
Third quarter	$55.94	$45.12	$0.10	$0.50	$0.60
Second quarter	$60.30	$44.80	$0.10	$0.25	$0.35
First quarter	$54.90	$33.64	$0.075	$0.25	$0.325

Dividends paid for each quarter include the base dividend and a supplemental dividend approved by the board of directors. We began paying a supplemental dividend in the first quarter of 2005 based upon our earnings performance in 2004. Our board of directors has continued to declare a supplemental dividend based upon the prior year’s earnings performance and expects to continue doing so when earnings are strong and the amount of cash provided by operating activities exceeds the amount that management believes should be reinvested in our business. The payment of dividends, in general, and supplemental dividends, in particular, in any future period is not guaranteed and will depend upon many factors, including our earnings, cash flows, financial position and the opportunities available to us to invest further in our business to implement our growth strategy.

UNDERWRITING

We are offering the shares of common stock described in this prospectus supplement through a number of underwriters. Banc of America Securities LLC, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
Banc of America Securities LLC	5,937,500
Citigroup Global Markets Inc.	8,000,000
J.P. Morgan Securities Inc.	8,000,000
Wachovia Capital Markets, LLC	1,000,000
PNC Capital Markets LLC	812,500
U.S. Bancorp Investments, Inc.	562,500
BNY Mellon Capital Markets, LLC	312,500
CIBC World Markets Corp.	250,000
The Williams Capital Group, L.P.	125,000

Total	25,000,000

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $1.332 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an option to buy up to 3,750,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $2.22 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over-allotment exercise	With full over-allotment exercise
Per Share	$2.22	$2.22

Total	$55,500,000	$63,825,000

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $600,000.

We and our directors and executive officers will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons, with limited exceptions, for a period of 90 days after the date of this prospectus supplement, may not, without the prior written consent of the representatives of the underwriters, (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors and executive officers in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), and with respect to us, file any registration statement with respect to any such common stock, or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The foregoing restrictions do not apply to (i) shares of common stock issued upon the exercise of an option or the conversion of a security outstanding on the date of this prospectus supplement; (ii) sales transactions of common stock described in (1) or (2) above by our directors and executive officers of up to an aggregate of 150,000 shares of our common stock; (iii) shares of common stock involved in the net share settlement of restricted stock units held by executive officers or directors that vest during the 90-day lock-up period to satisfy such person’s withholding tax obligation upon such vesting; or (iv) the entering into any written trading plan or agreement designed to comply with Rule 10b5-1(c)(1) promulgated pursuant to the Exchange Act to sell shares after the 90-day lock-up period.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The New York Stock Exchange, in the over-the-counter market or otherwise.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, and are acting as underwriters in our anticipated debt offering. In particular, the affiliates of some of the underwriters are participants in our multi-year revolving credit facility described in our filings with the SEC. They have received, and in the future will receive, customary fees, commissions or other payments for these transactions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Peter C. Browning is a member of our board of directors and the board of directors of Wachovia Corporation, the parent of Wachovia Capital Markets, LLC.

LEGAL MATTERS

The legality of the shares of common stock offered hereby will be passed upon for us by Moore & Van Allen PLLC, Charlotte, North Carolina, and for the underwriters by Shearman & Sterling LLP, New York, New York.

EXPERTS

The consolidated financial statements and the consolidated financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement and the accompanying prospectus by reference to the Annual Report on Form 10-K of Nucor Corporation for the year ended December 31, 2007 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

INCORPORATION OF INFORMATION FILED WITH THE SEC

The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus supplement and the accompanying prospectus;

•	we can disclose important information to you by referring you to those documents; and

•

information we file with the SEC will automatically update and supersede the information in this prospectus supplement and the accompanying prospectus and any information that was previously incorporated.

We incorporate by reference the documents listed below and any future documents we file with the SEC (File No. 001-04119) under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until we terminate this offering:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2007;

•	our Quarterly Report on Form 10-Q for the quarter ended March 29, 2008;

•	our Current Reports on Form 8-K filed on February 8, 2008, March 3, 2008 and May 15, 2008; and

•

the description of our common stock contained in our Registration Statement on Form 8-A filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

You can obtain any of the filings incorporated by reference in this document through us, or from the SEC through the SEC’s web site http://www.sec.gov or at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling 1-800-SEC-0330. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus supplement and the accompanying prospectus. You can obtain documents incorporated by reference in this prospectus supplement and the accompanying prospectus by requesting them in writing or by telephone from us at the following address:

Nucor Corporation

Attn: A. Rae Eagle, Corporate Secretary

1915 Rexford Road

Charlotte, North Carolina 28211

Telephone: (704) 366-7000

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of the prospectus supplement and the accompanying prospectus to the extent that a statement contained herein or in any other subsequently filed document that is incorporated by reference herein modifies or supersedes such earlier statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the prospectus supplement or the accompanying prospectus.

Nucor Corporation

Debt Securities

Common Stock

Preferred Stock

We may offer to sell debt securities, common stock or preferred stock from time to time. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities for sale, we will provide specific terms of those securities, and the manner in which they are being offered, in a supplement to this prospectus. Any supplement to this prospectus may also add, update or change information contained in this prospectus. You should read this prospectus and any related supplement carefully before you invest.

The securities may be offered on a continuous or delayed basis directly to purchasers or to or through one or more underwriters, agents or dealers as designated from time to time. If any underwriters, agents or dealers are involved in the sale of any securities, the applicable supplement to this prospectus will set forth the names of any underwriters, agents or dealers and any applicable commissions or discounts.

Investing in these securities involves risks. See the risks described in this prospectus and those described as risk factors in Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 as they may be amended, updated and modified periodically in our reports filed with the Securities and Exchange Commission. Additional risks may also be included in a supplement to this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may change. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

This prospectus is dated November 28, 2007.

Prospectus

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) using a “shelf” registration process. Under the shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings at any time and from time to time.

This prospectus provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a supplement to this prospectus that will contain specific information about the terms of those securities and that offering. Any supplement to this prospectus may also add, update or change information contained in the prospectus. As a result, the summary descriptions of the securities in this prospectus are subject, and qualified by reference, to the descriptions of the particular terms of any securities contained in an accompanying supplement.

You should carefully read this prospectus, the accompanying prospectus supplement and the documents incorporated by reference in their entirety. They contain information that you should consider when making your investment decision.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Statements containing words such as “expects,” “plans,” “strategy,” “projects,” “believes,” “opportunity,” “anticipates,” “desires,” and similar expressions are intended to highlight or indicate “forward-looking statements.” Although we believe that the expectations, opinions, projections, and comments reflected in our forward-looking statements reflect our best judgment based on current information and circumstances that we believe to be reasonable when made, we can give no assurance that future events will not affect the accuracy of such forward-looking information or that such statements will prove to be correct. As such, the forward-looking statements are not guarantees of future performance, and actual results may vary materially from the results and expectations discussed. A wide variety of potential risks, uncertainties, and other factors could materially affect our business prospects and our ability to achieve the results expressed or implied by these forward-looking statements including, but not limited to, (i) the sensitivity of the results of our operations to prevailing steel prices and the changes in the supply and cost of raw materials, including scrap steel; (ii) availability and cost of electricity and natural gas; (iii) market demand for steel products; (iv) competitive pressure on sales and pricing, including pressure from imports and substitute materials; (v) uncertainties surrounding the global economy, including excess world capacity for steel production and fluctuations in international conversion rates; (vi) U.S. and foreign trade policy affecting steel imports or exports; (vii) significant changes in government regulations affecting environmental compliance; (viii) the cyclical nature of the steel industry; (ix) capital investments and their impact on our performance; and (x) our safety performance. Additional information regarding the risks and uncertainties which may affect our business operations and financial performance can be found in our filings with the SEC.

You should rely only on the information contained or incorporated by reference into this prospectus and any accompanying supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus, any accompanying supplement and the documents incorporated by reference is accurate only as of their respective dates. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of our company since the date hereof or that the information contained herein or therein is correct as of any time subsequent to the date hereof.

Except as otherwise indicated, all references in this prospectus to “Nucor”, “the company”, “we” and “our” refer to Nucor Corporation, and its consolidated subsidiaries.

THE COMPANY

Nucor Corporation is principally a domestic manufacturer of steel and steel products with operating facilities primarily in the U.S. and Canada and whose customers are located primarily in North America. Principal products produced include carbon and alloy steel—in bars, beams, sheet and plate; steel joists and joist girders; steel deck; fabricated concrete reinforcing steel; cold finished steel; steel fasteners; metal building systems; light gauge steel framing; steel grating and expanded metal; and wire and wire mesh. Nucor is the nation’s largest recycler.

Our shares of common stock are listed on the New York Stock Exchange under the symbol “NUE.”

USE OF PROCEEDS

Unless we state otherwise in the applicable supplement, we will use the net proceeds from the sale of the securities that may be offered by this prospectus and the applicable supplement for general corporate purposes, which may include acquisitions, payment of debt, capital expenditures and working capital needs, and for repurchases of shares of our common stock.

We may temporarily invest any proceeds that are not immediately applied to the above purposes in U.S. government or agency obligations, commercial paper, money market funds, taxable and tax-exempt notes and bonds, variable-rate demand obligations, bank certificates of deposit or repurchase agreements collateralized by U.S. government or agency obligations. We may also deposit the proceeds with banks.

RATIO OF EARNINGS TO FIXED CHARGES

Nucor’s historical ratio of earnings to fixed charges is shown in the table below. The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, “earnings” consists of pre-tax earnings before adjustment for minority interests or earnings and losses from equity investments plus fixed charges, amortization of capitalized interest and distributed income of equity investees, less capitalized interest and minority interests in subsidiaries that have not incurred fixed charges. “Fixed charges” consists of interest expense and amortization of bond issuance costs and settled swaps.

	Fiscal Years Ended					Nine Months (39 Weeks) Ended
	December 31, 2002	December 31, 2003	December 31, 2004	December 31, 2005	December 31, 2006	Sept. 30, 2006	Sept. 29, 2007
Ratio of earnings to fixed charges	11.04x	3.55x	57.15x	56.42x	68.25x	70.62x	46.00x

DESCRIPTION OF OUR DEBT SECURITIES

The following description sets forth general terms and provisions of the debt securities that we may offer with this prospectus. We will provide additional terms of the debt securities in the applicable supplement.

We will issue senior debt securities under an Indenture, dated as of January 12, 1999, between Nucor Corporation and The Bank of New York, as trustee. We refer to this indenture as the “Indenture.”

The following description summarizes some of the provisions of the Indenture, including definitions of some of the more important terms in the Indenture. However, we have not described every aspect of the debt securities. You should refer to the actual Indenture for a complete description of its provisions and the definitions of terms used in it. Whenever we refer to particular sections or defined terms of the Indenture in this prospectus or in any applicable supplement, we are incorporating by reference those sections or defined terms into this prospectus or the applicable supplement.

The Indenture is an exhibit to the registration statement. See “Where You Can Find More Information” for information on how to obtain a copy of the Indenture.

General Terms of Our Debt Securities.

The Indenture does not limit the aggregate principal amount of debt securities that we may issue under the Indenture and provides that we may issue debt securities from time to time in one or more series. (Section 2.01). In addition, neither the Indenture nor the debt securities will limit or otherwise restrict the amount of senior indebtedness that we or our subsidiaries may incur.

Under the Indenture, as of November 16, 2007, we have outstanding approximately:

•	$175 million of 6% Notes due 2009; and

•	$350 million of 4.875% Notes due 2012.

The debt securities will be our unsecured obligations and will rank pari passu with all of our other existing and future unsecured and unsubordinated indebtedness. The debt securities will be subordinated to our existing and future secured indebtedness and that of our subsidiaries and to any existing and future indebtedness of our subsidiaries. In other words, if we should default on our debt, we will not make payments on the debt securities until we have fully paid off our secured indebtedness and any indebtedness of our subsidiaries.

The particular terms of each issue of debt securities, as well as any modifications or additions to the general terms of the Indenture applicable to the issue of debt securities, will be described in the applicable supplement.

This description will contain all or some of the following as applicable:

•	the title of the debt security;

•	the aggregate principal amount and denominations;

•	the maturity or maturities;

•	the offering price and the amount we will receive from the sale of the debt securities;

•	the interest rate or rates, or their method of calculation, for the debt securities, which rate or rates may vary from time to time;

•	the date or dates on which principal and premium, if any, of the debt securities is payable;

•	the date or dates from which interest on the debt securities will accrue and the record date or dates for payments of interest or the methods by which any such dates will be determined;

•	the place or places where principal of, premium, if any, and interest on the debt securities is payable;

•	the terms of any sinking fund and analogous provisions with respect to the debt securities;

•

the respective redemption and repayment rights, if any, of Nucor and of the holders of the debt securities and the related redemption and repayment prices and any limitations on the redemption or repayment rights;

•

the conversion price and other terms of any debt securities that a holder may convert into or exchange for our other securities before our redemption, repayment or repurchase of those convertible debt securities;

•	any addition to or change in the covenants or events of default relating to any of the debt securities;

•

any trustee or fiscal or authenticating or payment agent, issuing and paying agent, transfer agent or registrar or any other person or entity to act in connection with the debt securities for or on behalf of the holders thereof or us or an affiliate;

•

whether the debt securities are to be issuable initially in temporary global form and whether any such debt securities are to be issuable in permanent global form and, if so, whether beneficial owners of interests in any such permanent global security may exchange the interests for debt securities of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur;

•	the listing of the debt securities on any securities exchange or inclusion in any other market or quotation or trading system; and

•	any other specific terms, conditions and provisions of the debt securities.

Unless the applicable supplement provides differently, the trustee will register the transfer of any debt securities at its offices. (Section 2.05).

Unless the applicable supplement provides differently, we will issue the debt securities in fully registered form without coupons and in denominations of $1,000 or any integral multiple of $1,000. There will be no service charge for any registration of transfer or exchange of the debt securities, although we may require that purchasers of the debt securities pay any tax or other governmental charge associated with the registration. (Sections 2.03 and 2.05).

We may issue debt securities as original issue discount securities, to be sold at a substantial discount below their principal amount. The applicable supplement will describe any special federal income tax and other considerations applicable to these securities.

Covenants Applicable to Our Debt Securities.

Unless stated otherwise in the applicable supplement, debt securities will have the benefit of the following covenants. We have defined several capitalized terms used in this section in the subsection below entitled “Definitions of Key Terms in the Indenture.” Capitalized terms not defined herein are defined in the Indenture.

Restrictions on Secured Indebtedness.

The Indenture provides that as long as we have any debt securities outstanding under the Indenture we will not, and we will not permit any of our Restricted Subsidiaries to, create, assume, issue, guarantee or incur any Secured Indebtedness, unless immediately thereafter the aggregate amount of all Secured Indebtedness, together with the discounted present value of all rentals due in respect of Sale and Leaseback Transactions, would not exceed 10% of Consolidated Net Tangible Assets. For purposes of the calculation of the discounted present value of all rentals does not include rentals to which Section 5.06 does not apply.

These restrictions do not apply to the following Secured Indebtedness, which we exclude in computing Secured Indebtedness for the purpose of the restrictions:

•	Liens on property as to which such series of debt securities are equally and ratably secured with (or, at our option, prior to) that Secured Indebtedness;

•

Liens on property, including Shares or Indebtedness, of any entity existing at the time that entity becomes a Restricted Subsidiary or arising thereafter pursuant to contractual commitments entered into prior to and not in contemplation of that entity becoming a Restricted Subsidiary;

•

Liens on property, including Shares or Indebtedness, existing at the time of acquisition of that property by us or a Restricted Subsidiary or to secure the payment of all or any part of the purchase price of that property created upon the acquisition of that property by us or a Restricted Subsidiary, or to secure any Secured Indebtedness incurred by us or a Restricted Subsidiary prior to, at the time of, or within one year after the later of the acquisition, the completion of construction (including any improvements, alterations or repairs to existing property) or the commencement of commercial operation of the project of which that property is a part, which Secured Indebtedness is incurred for the purpose of, and the principal amount secured by the Lien does not exceed the cost of, financing all or any part of the purchase price thereof or construction or improvements, alterations or repairs thereon;

•	Liens securing Secured Indebtedness of any Restricted Subsidiary owing to us or to another Restricted Subsidiary;

•

Liens on property of an entity existing at the time that entity is merged or consolidated with us or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of an entity as an entirety or substantially as an entirety to us or a Restricted Subsidiary or arising thereafter pursuant to contractual commitments entered into by that entity prior to and not in contemplation of that merger, consolidation, sale, lease or other disposition;

•

Liens on our property or the property of a Restricted Subsidiary in favor of governmental authorities, or any trustee or mortgagee acting on behalf, or for the benefit of any governmental authorities, to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any Indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction of property subject to the Liens, and any other Liens incurred or assumed in connection with pollution control, industrial revenue, private activity or similar bonds issued by a governmental authority on behalf of us or a Restricted Subsidiary;

•	Liens existing on the first date on which a debt security is authenticated by the trustee under the Indenture;

•	Liens on any property which is not a Principal Property; and

•	any extension, renewal or replacement in whole or in part of the foregoing, provided that the principal amount of the Secured Indebtedness being extended, renewed or replaced shall not be increased.

(Section 5.05).

Restrictions on Sales and Leasebacks.

The Indenture provides that we will not, and we will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction, unless:

•

after giving effect to the transaction, the aggregate amount of all Attributable Debt with respect to all such transactions plus all Secured Indebtedness outstanding to which Section 5.05 of the Indenture is applicable, would not exceed 10% of Consolidated Net Tangible Assets or

•

an amount equal to the greater of the amount of the net proceeds to us or such Restricted Subsidiary or the fair market value of such property as determined by our board of directors is applied to retirement of Funded Debt within one year after the consummation of such transaction.

This restriction will not apply to, and there will be excluded in computing Attributable Debt for the purpose of the restriction, Attributable Debt with respect to any Sale and Leaseback Transaction if:

•	such Sale and Leaseback Transaction is entered into in connection with pollution control, industrial revenue, private activity or similar financing;

•

if we or a Restricted Subsidiary applies an amount equal to the net proceeds (after repayment of any Secured Indebtedness secured by a Lien encumbering the Principal Property which Secured Indebtedness existed immediately before the Sale and Leaseback Transaction) of the sale or transfer of the Principal Property leased pursuant to the Sale and Leaseback Transaction to investment in another Principal Property within one year prior or subsequent to the sale or transfer; or

•

such Sale and Leaseback Transaction was entered into by an entity prior to the time (i) that the entity became a Restricted Subsidiary, (ii) that the entity merged or consolidated with us or a Restricted Subsidiary, or (iii) of a sale, lease or other disposition of the entity’s properties as an entirety or substantially as an entirety to us or a Restricted Subsidiary, or in each case arises thereafter pursuant to contractual commitments entered into by that entity prior to and not in contemplation of the entity becoming a Restricted Subsidiary or that merger, consolidation, sale, lease or other such disposition.

(Section 5.06).

Definitions of Key Terms in the Indenture.

The Indenture defines the following terms used in this subsection:

“Attributable Debt” means the present value (discounted in accordance with a method of accounting which for financial reporting purposes is consistent with generally accepted accounting principles but at a discount rate of not less than 10% per annum, compounded annually) of the rental payments during the remaining term of any Sale and Leaseback Transaction for which the lessee is obligated (including any period for which such lease has been extended). Such rental payments shall not include amounts payable by the lessee for maintenance and repairs, insurance, taxes, assessments, water rates and similar charges and for contingent rents (such as those based on sales). In case of any Sale and Leaseback Transaction which is terminable by the lessee upon the payment of a penalty, such rental payments shall also include such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

“Consolidated Net Tangible Assets” means the aggregate amount of assets after deducting (i) all current liabilities and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as shown on the most recent consolidated balance sheet of Nucor and our subsidiaries.

“Funded Debt” means (a) all indebtedness for money borrowed having a maturity of more than 12 months from the date as of which the amount thereof is to be determined or having a maturity of less than 12 months from such date but by its terms being renewable or extendible beyond 12 months from such date at the option of the borrower and (b) any indebtedness for borrowed money which may be payable from the proceeds under or pursuant to an agreement to provide borrowings with a maturity of more than 12 months from the date as of which the amount thereof is to be determined.

“Indebtedness” means, as to any corporation or other person, all indebtedness for money borrowed which is created, assumed, incurred or guaranteed in any manner by such corporation or other person or for which such corporation or other person is otherwise responsible or liable.

“Lien” shall mean any mortgage, pledge, security interest, lien or other similar encumbrance.

“Principal Property” means (i) any manufacturing plant located in the United States, or manufacturing equipment located in any such manufacturing plant (together with the land on which that plant is erected and fixtures comprising a part thereof), owned or leased on the first date on which a debt security is authenticated by the trustee or thereafter acquired or leased by us or any Restricted Subsidiary, and (ii) any Shares issued by, or any interest of ours or any Subsidiary in, any Restricted Subsidiary, other than (a) any property or Shares or interests the book value of which is less than 1% of Consolidated Net Tangible Assets, or (b) any property or Shares or interests which our board of directors determines is not of material importance to the total business conducted, or assets owned, by us and our Subsidiaries, as an entirety, or (c) any portion of any property which our board of directors determines not to be of material importance to the use or operation of that property. “Manufacturing plant” does not include any plant owned or leased jointly or in common with one or more person other than us and our Restricted Subsidiaries in which the aggregate direct or indirect interest of ours and our Restricted Subsidiaries does not exceed 50%. “Manufacturing equipment” means manufacturing equipment in those manufacturing plants used directly in the production of our or any Restricted Subsidiary’s products and does not include office equipment, computer equipment, rolling stock and other equipment not directly used in the production of our or any Restricted Subsidiary’s products.

“Restricted Subsidiary” means any Subsidiary substantially all the property of which is located within the United States, other than a Subsidiary primarily engaged in investing in and/or financing our or any Subsidiary’s or affiliate’s operations outside the United States.

“Sale and Leaseback Transaction” means any arrangement with any person providing for the leasing by us or any Restricted Subsidiary of any Principal Property of ours or any Restricted Subsidiary, whether that Principal Property is now owned or hereafter acquired (except for leases for a term of not more than three years and except for leases between us and a Restricted Subsidiary or between Restricted Subsidiaries and except for leases of property executed prior to, at the time of, or within one year after the later of, the acquisition, the completion of construction, including any improvements or alterations on real property, or the commencement of commercial operations of that property), which Principal Property has been or is to be sold or transferred by us or the Restricted Subsidiary to that person.

“Secured Indebtedness” means Indebtedness secured by any Lien upon property (including Shares or Indebtedness issued by or other ownership interests in any Restricted Subsidiary) owned by us or any Restricted Subsidiary.

“Shares” means as to any corporation all the issued and outstanding equity shares (except for directors’ qualifying shares) of that corporation.

“Subsidiary” means an entity more than 50% of the outstanding voting interest of which is owned, directly or indirectly, by us or by one or more other Subsidiaries, or by us and one or more other Subsidiaries. For the purposes of this definition, “voting interest” in any entity means any equity interest which ordinarily has voting power for the election of directors or their equivalent.

(Section 1.01).

Consolidation, Merger and Sale of Assets.

Without the consent of the holders of any of the outstanding debt securities, we may consolidate with or merge into any other corporation, or convey or transfer our properties and assets substantially as an entirety to any person, as long as:

•	the successor is a corporation organized and existing under the laws of the United States of America or any State or the District of Columbia;

•	the successor corporation assumes our obligations on the debt securities and under the Indenture;

•	immediately after giving effect to the transaction, no event of default, and no event that, after notice, lapse of time or both, would become an event of default, has occurred and is continuing; and

•	other conditions described in the Indenture are met. (Section 12.01).

Accordingly, the holders of debt securities may not have protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving us that may adversely affect the holders. The existing protective covenants applicable to the debt securities would continue to apply to us in the event of a leveraged buyout initiated or supported by us, our management, or any of our affiliates or their management, but may not prevent such a transaction from taking place.

Events of Default.

The following are “events of default” with respect to debt securities of any series, unless it is either inapplicable to a particular series or is specifically deleted or modified in any supplemental indenture under which such series is issued:

•

default in the payment of any interest installment with respect to debt securities of that series when due and continuance of the default for a period of ten (10) days after receipt by us of written notice of the default from any person;

•

default in the payment of principal of, or premium, if any, on, debt securities of that series when due either at its maturity, when called for redemption, by declaration or otherwise, and continuance of the default for a period of ten (10) days after receipt by us of written notice of the default from any person;

•

default in the making of any payment for a sinking, purchase or analogous fund provided for in respect of any of the debt securities of that series as and when the same shall become due and payable, and continuance of such default for a period of ten days after receipt by us of written notice of the default from any person;

•

failure by us to observe or perform any other covenant or agreement in respect of debt securities of that series for a period of ninety days after the trustee gives us written notice, or holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series give us and the trustee written notice of default; and

•	certain events of bankruptcy, insolvency and reorganization as more fully described in the Indenture. (Section 7.01).

The applicable supplement will describe any additional events of default that may be added to the Indenture for a particular series of debt securities. (Section 7.01). No event of default with respect to a particular series of debt securities issued under the Indenture necessarily constitutes an event of default with respect to any other series of debt securities issued under the Indenture.

The Indenture provides that the trustee will, within 90 days after the occurrence of a default with respect to debt securities of the series, give to the holders of those debt securities notice of all uncured defaults known to it, provided that except in the case of default in payment of the principal of, premium, if any, or interest on the debt securities of that series, the trustee may withhold the notice if and so long as it in good faith determines that withholding the notice is in the interest of the holders of the debt securities of that series. The term “default” for the purpose of this provision means any event that is, or after notice or passage of time or both would be, an event of default with respect to the debt securities of such series. (Section 7.08).

If an event of default with respect to debt securities of any series at the time outstanding occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare the principal amount (or, the portion of the principal amount as may be specified in the terms of the series) of all the debt securities of that series to be due and payable immediately. (Section 7.01). Prior to any declaration accelerating the maturity of any series of debt securities, the holders of a majority in principal amount of the outstanding debt securities of that series may, on behalf of the holders of all debt securities of that series, waive any past default or event of default with respect to the debt securities of that series except a default (i) in the payment of principal of, premium, if any, or interest, if any, on any debt securities of that series or (ii) in regard to a covenant or provision applicable to that series that cannot be modified or amended without the consent of the holder of each outstanding debt security of that series. (Section 7.07). At any time after making a declaration of acceleration with respect to debt securities of any series, but before obtaining or entering of a judgment or decree for the payment of money, the holders of a majority in aggregate principal amount of outstanding debt securities of the series may, in some circumstances, rescind and annul the acceleration. (Section 7.01).

The Indenture provides that, except for the duty of the trustee in the case of an event of default to act with the required standard of care, the trustee will be under no obligation to exercise any of these rights or powers under the Indenture at the request or direction of any of the holders, unless the holders have offered reasonable indemnity to the trustee. (Sections 8.01 and 8.02).

The Indenture provides that the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting proceedings for remedies available to the trustee or exercising any trust or power conferred on the trustee in respect of that series, except for cases in which the trustee is being advised by counsel that the action or proceeding may not lawfully be taken or would be in conflict with the terms of the Indenture or if the determination is made that the action or proceeding would involve the trustee in personal liability or would be unduly prejudicial to the holders of the debt securities not joining in the direction. (Section 7.07). Otherwise, a holder of debt securities of a series may not pursue any remedy with respect to the indenture or any debt securities of that series unless:

•	the holder of debt securities of that series gives us and the trustee written notice of a continuing default;

•	the holders of at least 25% in aggregate principal amount of the debt securities of that series then outstanding make a written request to the trustee to pursue the remedy;

•

the holder or holders of debt securities of that series offer the trustee reasonable security or indemnity satisfactory to the trustee against any costs, liability or expense incurred in connection therewith;

•	the trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

•

during such 60-day period, the holders of a majority in aggregate principal amount of the debt securities of that series then outstanding do not give the trustee a direction that is inconsistent with the request.

However, these limitations do not apply to the right of any holder of any debt securities to receive payment of the principal of, premium, if any, and interest on the debt securities of a series or to bring suit for the enforcement of any such payment on or after the due date expressed in the debt securities, which right shall not be impaired or affected without the consent of the holder. (Section 7.04)

We are required to furnish annually to the trustee a statement as to our performance and observance of and compliance with some of our obligations under the Indenture and as to any default in our performance, observance or compliance. (Section 5.08).

Global Securities.

We may issue the debt securities of a series as one or more fully registered global securities. We will deposit the global securities with, or on behalf of, a depositary identified in the applicable supplement relating to the series. We will register the global securities in the name of the depositary or its nominee. In such case, one or more global securities will be issued in a denomination or aggregate denominations equal to the aggregate principal amount of outstanding debt securities of the series represented by the global security or securities. Until any global security is exchanged in whole or in part for debt securities in definitive certificated form, the depositary or its nominee may not transfer the global certificate except as a whole to each other, another nominee or to their successors and except as described in the applicable supplement. (Section 2.11).

The applicable supplement will describe the specific terms of the depositary arrangement with respect to a series of debt securities that a global security will represent.

Modification of the Indenture.

The Indenture provides that we and the trustee may, without the consent of any holders of debt securities, enter into supplemental indentures for the purposes, among other things, of:

•	adding further events of default or other covenants, restrictions or conditions for the benefit of the holders of all or any series of debt securities;

•	establishing the form or terms of any other series of debt securities; or

•

clarifying or curing ambiguities or inconsistencies in the indenture or making other provisions in regard to matters or questions arising under the indenture, if those actions do not adversely affect the interests of the holders of any affected series of debt securities in any material respect.

(Section 11.01).

We and the trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of each series to be affected, may execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or any supplemental indenture or debt security of a series or modifying in any manner the rights of the holders of the debt securities of that series to be affected, except that no supplemental indenture may, without the consent of the holders of all debt securities of that series then outstanding:

•

change the fixed maturity (which term for these purposes does not include payments due pursuant to any sinking, purchase or analogous fund) of those debt securities, reduce the principal amount thereof, reduce the rate or extend the time of payment of interest thereon, reduce any premium payable upon the redemption thereof or impair the right to institute suit for the enforcement of any such payment on or after the maturity thereof (or, in the case of redemption, on or after the redemption date without the consent of the holder of each debt security so affected), or

•	reduce the percentage of debt securities of a series required to approve any such supplemental indenture.

(Section 11.02).

The Effect of Our Corporate Structure on Our Payment of the Debt Securities.

The debt securities are the obligations of Nucor exclusively. Because our operations are currently conducted through subsidiaries, the cash flow and our consequent ability to service our debt, including the debt securities, are dependent, in part, upon the earnings of our subsidiaries and the distribution of those earnings to us or upon loans or other payments of funds by those subsidiaries to us. Our subsidiaries are separate and distinct legal entities. They have no obligation, contingent or otherwise, to pay any amounts due on the debt securities or to make any funds available for our payment of any amounts due on the debt securities, whether by dividends, loans or other payments. In addition, our subsidiaries’ payments of dividends and making of loans and advances to us may be subject to statutory or contractual restrictions and are contingent upon the earnings of those subsidiaries and various business considerations.

Although the Indenture limits the incurrence of Secured Indebtedness, as described above in the subsection “Covenants Applicable to Our Debt Securities,” the debt securities will be effectively subordinated to all indebtedness and other liabilities, including current liabilities and commitments under leases, if any, of our subsidiaries. Any right of ours to receive assets of any of our subsidiaries upon liquidation or reorganization of the subsidiary (and the consequent right of the holders of the debt securities to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors (including trade creditors), except to the extent that we are recognized as a creditor of the subsidiary, in which case our claims would still be subordinated to any security interests in the subsidiary’s assets and any of the subsidiary’s indebtedness senior to that which we hold.

No Restriction on Sale or Issuance of Stock of Subsidiaries.

The Indenture contains no covenant that we will not sell, transfer or otherwise dispose of any shares of, or securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, voting stock of any of our subsidiaries. It also does not prohibit any subsidiary from issuing any shares of, securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, the subsidiary’s voting stock.

No Personal Liability of Incorporators, Stockholders, Officers, Directors or Employees.

No recourse for the payment of the principal of, premium, if any, or interest on any debt securities issued under the Indenture or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any of our obligations, covenants or agreements in the Indenture or a supplemental indenture, or in any debt securities issued under the Indenture or because of the creation of any indebtedness represented thereby, shall be had against any of our incorporators, stockholders, officers, directors or employees or of any successor person thereof. Each holder, by accepting notes issued under the Indenture, waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the debt securities. This waiver may not be effective to waive liabilities under the federal securities laws. (Section 14.01).

Reports to Holders and SEC Reports.

We will file with the trustee and transmit to holders of debt securities the information, documents and other reports required pursuant to the Trust Indenture Act at the times and in the manner provided in that Act. We will also file with the trustee any other information, documents or reports required to be filed with the SEC pursuant to Section 13 or 15(d) of the Exchange Act within 30 days after the information, documents or reports are required to be filed with the SEC. (Section 6.04).

Regarding the Trustee.

The Bank of New York is the trustee under the Indenture. Notice to the trustee should be directed to:

The Bank of New York

Corporate Trust Office

101 Barclay Street

New York, New York 10007

DESCRIPTION OF OUR COMMON STOCK

General.

As of November 16, 2007, our authorized capital stock consists of 800,000,000 shares of common stock, par value $0.40 per share, and 250,000 shares of preferred stock, par value $4.00 per share, 200,000 shares of which have been designated as Series A Junior Participating Preferred Stock. As of November 12, 2007, 287,967,687 shares of common stock were issued and outstanding (not including treasury shares) and none of our preferred stock was issued and outstanding.

The following description of our common stock and provisions of our Restated Certificate of Incorporation, as amended (the “Restated Certificate of Incorporation”) and By-laws are only summaries and we encourage you to review complete copies of our Restated Certificate of Incorporation and By-laws, which we have previously filed with the SEC.

The holders of our common stock are entitled to have dividends declared in cash, property, or other securities out of any of our net profits or net assets legally available therefor as and when declared by our board of directors. This dividend right is subject to any preferential dividend rights we may grant to the persons who hold preferred stock, if any. In the event of the liquidation or dissolution of our business, the holders of common stock will be entitled to receive ratably the balance of net assets available for distribution after payment of any liquidation or distribution preference payable with respect to any then outstanding shares of our preferred stock. Each share of common stock is entitled to one vote with respect to matters brought before the stockholders, except for the election of any directors with respect to which stockholders have cumulative voting rights.

Our common stock is traded on the New York Stock Exchange under the symbol “NUE.”

Delaware Anti-Takeover Law and Certain Restated Certificate of Incorporation and By-Law Provisions.

The provisions of Delaware law, our Restated Certificate of Incorporation and By-Laws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company, including takeover attempts that might result in a premium over the market price for the shares of common stock.

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time that the person became an interested stockholder, unless:

•

before the person became an “interested stockholder,” the board of directors of the corporation approved the transaction in which the “interested stockholder” became an “interested stockholder” or approved the business combination;

•

upon consummation of the transaction that resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation that was outstanding at the time the transaction commenced. For purposes of determining the number of shares outstanding, shares owned by directors who are also officers of the corporation and shares owned by employee stock plans, in specified instances, are excluded; or

•

at or after the time the person became an “interested stockholder,” the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the “interested stockholder.”

A “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an “interested stockholder,” transactions with an “interested stockholder” involving the assets or stock of the corporation or any majority-owned subsidiary, transactions which increase an “interested stockholder’s” percentage ownership of stock of the corporation or any majority-owned subsidiary, and receipt of various financial benefits from the corporation or any majority-owned subsidiary. In general, an “interested stockholder” is defined as any person or entity that is the beneficial owner of at least 15% of a corporation’s outstanding voting stock or is an affiliate or associate of the corporation and was the beneficial owner of 15% or more of the outstanding voting stock of the corporation at any time within the prior three years.

A Delaware corporation may opt out of this provision with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. However, we have not opted out of this provision. The statute could prohibit or delay mergers or other takeover or change-in-control attempts and, accordingly, may discourage attempts to acquire us.

Restated Certificate of Incorporation and By-Law Provisions

Our Restated Certificate of Incorporation and By-Laws provide:

•	a staggered board of directors so that it would take three successive annual meetings to replace all directors;

•	advance notice requirements for stockholder proposals and nominations;

•	limitations on the ability of stockholders to amend, alter or repeal the By-laws;

•	enhanced voting requirements for certain business combinations and transactions involving greater than 10% stockholders; and

•	the authority of our board of directors to issue, without stockholder approval, preferred stock with such terms as our board of directors may determine.

Limitations of Liability and Indemnification of Directors and Officers

Article VIII of our Restated Certificate of Incorporation and Section 145 of the Delaware General Corporation Law generally provide that any person who serves or has served as our director, officer, employee or agent, or in such capacity at our request of another corporation, partnership, joint venture, trust or other enterprise, will be indemnified by us to the fullest extent permitted by law against (i) expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was acting in such capacity if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful and (ii) expenses (including attorneys’ fees) actually and reasonable incurred by such person in connection with the defense or settlement of any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was acting in such capacity if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of such person’s duty to the corporation.

Our Restated Certificate of Incorporation and Section 145 of the Delaware General Corporation Law also state that indemnification provisions described above are not exclusive of any other rights to indemnification or advancement of expenses to which any person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise. We may pay expenses incurred by our directors and officers in defending a civil or criminal action, suit or proceeding for which such persons may have a right of indemnification prior to the final disposition of such action, suit or proceeding if we receive an undertaking by or on behalf of such person to repay all amounts advanced unless such person is entitled to be indemnified by us as described above.

Section 102(b)(7) of the Delaware General Corporation Law provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any action or omission occurring prior to the date when such provision becomes effective.

We maintain insurance for the benefit of directors and officers insuring them against liabilities under the Securities Act and claims that are made against them by reason of any wrongful act (as defined) committed in their capacity as directors or officers.

Rights Plan.

In 2001, our board of directors adopted a Stockholder Rights Plan (“Plan”) in which one right (“Right”) was distributed as a dividend for each Nucor common share outstanding. The Plan was amended in 2006 to adjust the purchase price of the Rights for stock splits effected since adoption of the Plan. Each Right entitles Nucor common stockholders to purchase, under certain conditions, one five-thousandth of a share of newly authorized Series A Junior Participating Preferred Stock (“Preferred Stock”). One five-thousandth of a share of Preferred Stock is intended to be the economic equivalent of one share of our common stock. Until the occurrence of certain events, the Rights are represented by and traded in tandem with our common stock. Rights will be exercisable only if a person or group acquires beneficial ownership of fifteen percent (15%) or more of our outstanding common shares or commences a tender or exchange offer, upon the consummation of which such person or group would beneficially own fifteen percent (15%) or more of our outstanding common shares. Upon such an event, the Rights enable dilution of the acquiring person’s or group’s interest by providing that other holders of our common stock may purchase, at an exercise price of $150, our common stock, or in the discretion of the board of directors, Preferred Stock, having double the value of such exercise price. We will be entitled to redeem the Rights at $0.001 per Right under certain circumstances set forth in the Plan. The Rights themselves have no voting power and will expire on March 8, 2011, unless earlier exercised, redeemed or exchanged. Each one five-thousandth of a share of Preferred Stock has the same voting rights as one share of our common stock, and each share of Preferred Stock has 5,000 times the voting power of one share of our common stock.

Transfer Agent and Registrar.

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, New York, New York.

DESCRIPTION OF OUR PREFERRED STOCK

General.

The following is a summary of some of the important terms of our preferred stock. You should review the applicable Delaware law, our Restated Certificate of Incorporation and By-laws, for a more complete description of our preferred stock.

Our Restated Certificate of Incorporation authorizes us to issue 250,000 shares of preferred stock, par value $4.00 per share, 200,000 shares of which have been designated as Series A Junior Participating Preferred Stock. We may amend our Restated Certificate of Incorporation from time to time to increase the number of authorized shares of preferred stock. Such an amendment would require the approval of the holders of the voting capital stock entitled to vote on such an amendment in accordance with the terms of our Restated Certificate of Incorporation. As of the date of this prospectus, we had no shares of preferred stock outstanding.

The Board of Directors is authorized to designate the following with respect to each new series of preferred stock:

•	the title and stated value of the series;

•	the number of shares in each series;

•	the dividend rates and dates of payment;

•	whether dividends will be cumulative and, if cumulative, the date from which dividends will accumulate;

•	voluntary and involuntary liquidation preferences and the liquidation price and liquidation premium, if any, applicable to the series;

•	redemption prices, if redeemable, and the terms and conditions of such redemption;

•	the rights, if any, and the terms and conditions on which shares can be converted into shares of any other class or series;

•	the voting rights, if any; and

•	any other applicable terms.

We will pay dividends and make distributions in the event of our liquidation, dissolution or winding up first to holders of our preferred stock and then to holders of our common stock. The Board of Directors’ ability to issue preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting powers of holders of common stock and, under some circumstances, may discourage an attempt by others to gain control of us.

The terms of any series of preferred stock will be described in a supplement to this prospectus. Nevertheless, the description of the terms of any series of preferred stock in a supplement to this prospectus will not be complete. You should refer to the certificate of designation for the series of preferred stock for complete information.

Miscellaneous.

The preferred stock, when issued in exchange for full consideration, will be fully paid and nonassessable.

PLAN OF DISTRIBUTION

We may sell the securities described in this prospectus to or through underwriters, agents or dealers or directly to one or more purchasers without using underwriters, agents or dealers.

The accompanying supplement to this prospectus will identify or describe:

•	any underwriters, agents or dealers;

•	their compensation;

•	the net proceeds to us;

•	the purchase price of the securities;

•	the initial public offering price of the securities; and

•	any exchange on which the securities are listed or to which application will be made to list the securities.

We may designate agents to solicit purchases for the period of their appointment and to sell securities on a continuing basis, including pursuant to “at the market offerings”.

We may offer these securities to the public through underwriting syndicates represented by managing underwriters or through underwriters without a syndicate. If underwriters are used, the securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise indicated in the applicable supplement, the obligations of the underwriters to purchase the securities will be subject to customary conditions precedent and the underwriters will be obligated to purchase all the securities offered if any of the securities are purchased. Underwriters may sell securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Underwriters and agents may from time to time purchase and sell the securities described in this prospectus and the applicable supplement in the secondary market, but are not obligated to do so. No assurance can be given that there will be a secondary market for the securities or liquidity in the secondary market if one develops. From time to time, underwriters and agents may make a market in the securities.

In order to facilitate the offering of the securities, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of these securities or any other securities the prices of which may be used to determine payments on these securities. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the debt securities for their own accounts. In addition, to cover over-allotments or to stabilize the price of the securities or of any other securities, the underwriters may bid for, and purchase, the securities or any other securities in the open market. Finally, in any offering of the securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the securities in the offering, if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Underwriters named in an applicable supplement are, and dealers and agents named in an applicable supplement may be, deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with the securities offered thereby, and any discounts or commissions they receive from us and any profit on their resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. We may have agreements with the underwriters, agents and dealers to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments they may be required to make in respect of these liabilities. Underwriters, agents and dealers may engage in transactions with or perform services for Nucor or our subsidiaries and affiliates in the ordinary course of business.

If indicated in an applicable supplement, we will authorize dealers acting as our agents to solicit offers from some institutions to purchase our securities at the public offering price given in that supplement under “Delayed Delivery Contracts” providing for payment and delivery on the date or dates stated in such supplement. Each contract will be for an amount not less than, and the aggregate principal amount of securities sold under the contracts will not be less nor more than, the respective amounts stated in the applicable supplement. Institutions with whom contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to our approval. Contracts will not be subject to any conditions except that:

•

the purchase by an institution of the securities covered by its contracts will not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and

•	if the securities are being sold to underwriters, we will have sold to the underwriters the total principal amount of the securities less the principal amount covered by contracts.

One or more firms, referred to as “remarketing firms”, may also offer or sell the securities, if the applicable supplement so indicates, in connection with a remarketing arrangement upon their purchase. Remarketing firms will act as principals for their own accounts or as agents for us. These remarketing firms will offer or sell the securities in accordance with a redemption or repayment pursuant to the terms of the securities. The applicable supplement will identify any remarketing firm and the terms of its agreement, if any, with us and will describe the remarketing firm’s compensation. Remarketing firms may be deemed to be underwriters in connection with the securities they remarket. Remarketing firms may be entitled under agreements that may be entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933 and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Unless indicated in the applicable supplement, we do not expect to apply to list the securities on a securities exchange.

LEGAL MATTERS

The validity of the securities will be passed upon for us by Moore & Van Allen PLLC, Charlotte, North Carolina. Some attorneys with Moore & Van Allen PLLC own shares of our common stock.

EXPERTS

The consolidated financial statements incorporated into this prospectus by reference to Nucor Corporation’s Current Report on Form 8-K dated November 9, 2007 and the consolidated financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated into this prospectus by reference to the Annual Report on Form 10-K of Nucor Corporation for the year ended December 31, 2006 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain any document we file through the SEC’s web site at http://www.sec.gov or at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and on our website at http://www.nucor.com. The information on our web site is not a part of this prospectus or any applicable supplement.

INCORPORATION OF INFORMATION FILED WITH THE SEC

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus;

•	we can disclose important information to you by referring you to those documents; and

•	information we file with the SEC will automatically update and supersede the information in this prospectus and any information that was previously incorporated.

We incorporate by reference the documents listed below and any future documents we file with the SEC (File No. 001-04119) under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until we terminate this offering:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2006;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 29, 2007;

•	our Current Reports on Form 8-K filed on January 3, 2007, March 2, 2007, September 6, 2007, September 7, 2007 and November 9, 2007; and

•

the description of our common stock contained in our Registration Statement on Form 8-A filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

You can obtain any of the filings incorporated by reference into this prospectus through us, or from the SEC through the SEC’s web site or at the address listed above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You can obtain documents incorporated by reference into this prospectus by requesting them in writing or by telephone from us at the following address:

Nucor Corporation

Attn: A. Rae Eagle, Corporate Secretary

1915 Rexford Road

Charlotte, North Carolina 28211

Telephone: (704) 366-7000

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of the prospectus to the extent that a statement contained herein or in any other subsequently filed document that is incorporated by reference herein modifies or supersedes such earlier statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the prospectus.

25,000,000 Shares

Common Shares

PROSPECTUS SUPPLEMENT

May 22, 2008

Joint Book-Running Managers

Banc of America Securities LLC

Citi

JPMorgan

Senior Co-Manager

Wachovia Securities

Co-Managing Underwriters

PNC Capital Markets LLC

U.S. Bancorp Investments, Inc.

BNY Mellon Capital Markets, LLC

CIBC World Markets

The Williams Capital Group, L.P.